ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 24, 2004

04036756

PROCESSED

OCT 15 2004

THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED SEP 02 2004 WASH. D.C. 165 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 August 2004 – (ASX Appendix 3B – New Issue Announcement)
24 August 2004 – (ASX Announcement & Media Release – Lake Long Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares Options 31 July 2005
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,400,000 ordinary shares 1,400,000 Options 31 July 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	Final consideration relating to acquisition of oil and gas leases (Deep well component) in Louisiana as more fully described in ASX releases dated 26 March 2004 and 15 April 2004 (approximate value US$92,000)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Final consideration relating to acquisition of oil and gas leases (Deep well component) in Louisiana as more fully described in ASX releases dated 26 March 2004 and 15 April 2004 (approximate value US$92,000)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 Aug 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	189,755,183 105,998,161	ORD Options - expiry 31 July 2005

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,000,000	Incentive Options (16 June 2007)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .. (Director/Company secretary) Date: ....24 Aug 2004

Print name: ....MICHAEL EVANS..........

+ See chapter 19 for defined terms.

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 August 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

GAS SHOWS IN LAKE LONG WELL

On day 22 of the program, the SL 328 #1 well, located at the Lake Long Field, Lafourche Parish, South Louisiana, is drilling ahead in 11 and 7/8 inch hole at 10,869 feet, using Parker Barge Rig 55-B. The well is drilling according to plan as reflected on the time versus depth graph attached to this report.

While drilling the A Sand interval between 9,320 and 9,380 feet, background gas increased to 385 units associated with an increase in drill rate penetration. While drilling the E Sand interval between 10,080 and 10,110 feet, background gas increased to 585 units associated with an increase in drill rate penetration. Whilst these sands were not specifically targeted in the current drilling, they are productive elsewhere in the field and will be further evaluated when electric logs are run prior to setting intermediate casing at approximately 11,820 feet.



Provided the well remains on schedule, the top of the Krumbhaar interval should be penetrated within the next 48 hours after which the well will be cased prior to drilling into the Upper, Middle and Lower Hollywood objectives below 11,816 feet (true vertical depth). An LWD tool (log while drilling) has been added to enable real time evaluation of intervals drilled as the well progresses toward its primary objective, the deep *Cib Op* interval.

The SL 328 #1 well is a proposed 15,500 foot (true vertical depth) test of the Lake Long Deep Prospect. The well is being operated by Palace Operation Company, of Tulsa, Oklahoma under a turnkey contract with Applied Drilling Technology Inc, a GlobalSantaFe Company.

The SL 328 #1 well is being directionally drilled to test the *Cib. Op.* interval below 13,900 feet. The well has also been designed to evaluate shallower objectives at the 6900 Sand, Krumbhaar and Upper, Middle and Lower Hollywood intervals. The well is likely to take between 70 and 90 days.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farol.com.au Web: www.farol.com.au

Based on the Kent Bayou Field analogue, sand pay thicknesses exceeding 500 feet are possible at the *Cib. Op.* interval at Lake Long. The field operator, Kriti Exploration Inc has estimated the potential reserves of the prospect to be in the order of 766 billion cubic feet of gas equivalent.

With Henry Hub gas prices at US$5.31 per thousand cubic feet, a prospect of this magnitude has the potential to generate a significant future cash flow stream with a meaningful impact on a company the size of FAR.

FAR is participating in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.


South
North
Proposed
Well Path
13 BCFG
Hollywood Sands
Depth
11,000'
15,500'
SALT
~700 BCFG
Cib. Op.Sands

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers, although field capacity would need to be upgraded in the event of a large gas discovery.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au

Or visit FAR's website: www.far.com.au



Days
Depth (feet) M.D.
0
10
20
30
40
50
60
70
80
2000
4000
6000
8000
10000
12000
14000
16000
Palace S.L. 328 #1
Lake Long Field
Lafourche Parish, Louisiana
Surface Casing @ 4000'
6950' Sand 6945TVD
Mudlogger on @ 9000'
11 7/8" Intermediate Casing @11,820MD (above Hollywood)
Krumbhaar 11050 TVD
Upper Hollywood 11816 TVD 11834 MD
Set 11 7/8" Casing
Drill 10 5/8" Hole
Underream to 12 1/4"
9 5/8 Drilling Liner
Possible contingent drilling liner
Middle Hollywood 12216 TVD ~12250 MD
Lower Hollywood 13080 TVD ~13380
Drill 8 1/2" Hole
86 days TD 16,602' MD, 15,500' TVD
[redacted]
Drill & Log = 86 Days